20014026

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50322

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/19 (MM/DD/YY) AND ENDING 05/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BKD Capital Advisors, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

910 E. St. Louis, Suite 200
(No. and Street)

Springfield	MO	65806
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Giordano — 303-837-3562; x20634
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Postlethwaite & Netterville and Associates, LLC
(Name – *if individual, state last, first, middle name*)

8550 United Plaza Boulevard, Suite 1001	Baton Rouge	LA	70809
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony M. Giordano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BKD Capital Advisors, LLC, as of May 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Anthony M. Giordano
Signature

President
Title

Alexa M. DeGroat
Notary Public

ALEXA M. DEGROAT
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20194003861
MY COMMISSION EXPIRES 01/28/2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BKD CAPITAL ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
May 31, 2020

ASSETS

Cash and cash equivalents	$ 2,262,439
Accounts receivable, less allowance for doubtful accounts of $7,000	36,380
Prepaid Expenses	44
TOTAL ASSETS	$ 2,298,863

LIABILITIES AND MEMBER'S EQUITY

Accrued expenses	$ 267,407
Deferred revenue (Contract Liabilities)	456,500
Due to sole member	265,695
TOTAL LIABILITIES	$ 989,602
Member's equity	1,309.261
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,298,863

The accompanying notes are an integral part of the financial statements.

BKD CAPITAL ADVISORS, LLC
STATEMENT OF OPERATIONS
Year Ended May 31, 2020

REVENUE	
Investment banking revenue	$2,989,600
Interest	30,043
Total revenue	$3,019,643
EXPENSES	
Employee compensation and benefits	2,585,270
Occupancy and equipment costs	350,302
Professional Fees	394,167
Bad debts	2,140
Advertising and promotion	102,850
Publications	16,081
Travel	48,903
Insurance	31,052
Other	258,825
Total expenses	3,789,590
NET LOSS	$ (769,947)

The accompanying notes are an integral part of the financial statements.

BKD CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended May 31, 2020

BALANCE, BEGINNING OF YEAR	$ 1,579,208
Net loss	(769,947)
Contributions	500,000
Distributions	-
BALANCE, END OF YEAR	$ 1,309,261

The accompanying notes are an integral part of the financial statements.

BKD CAPITAL ADVISORS, LLC
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
Year Ended May 31, 2020

Subordinated liabilities to claims of general creditors at June 1, 2019	$ -
Increases	-
Decreases	$ -
Subordinated liabilities to claims of general creditors at May 31, 2020	$ -

The accompanying notes are an integral part of the financial statements.

BKD CAPITAL ADVISORS, LLC
STATEMENT OF CASH FLOWS
Year Ended May 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (769,947)	
Adjustments to reconcile net income to net cash Provided by operating activities:		
Effects of changes in operating assets and liabilities:		
Accounts receivable	147,637	
Accrued expenses	(1,000,874)	
Deferred revenue	18,500	
Due to sole member	243,596	
Net cash used in operating activities		(1,361,088)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	500,000	
Net cash provided by financing activities		500,000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(861,088)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		3,123,527
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 2,262,439

The accompanying notes are an integral part of the financial statements.

BKD CAPITAL ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS
May 31, 2020

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BKD Capital Advisors, LLC (the Company), a Missouri limited liability company, provides a limited range of investment banking services related to mergers, acquisitions, divestitures, private debt and equity placements and IPO advisory engagements. The Company is registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company will dissolve on July 15, 2024, unless an election is made to continue operations. The Company's fiscal year ends on May 31. Significant accounting policies followed by the Company are presented below.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all liquid investments with a maturity of less than 90 days when purchased to be cash equivalents.

ACCOUNTS RECEIVABLE

Accounts receivable are uncollateralized customer obligations which generally require payment within forty-five days from the invoice date. Interest is charged on balances that are not paid within 45 days from the invoice date. Accounts receivable are stated at the invoice amount and represent billings from consulting engagements with success fee, marketing fees, retainers and hourly contracts. Payments of accounts receivable are applied to the specific invoices identified on the customer's remittance advice or, if unspecified, to the earliest unpaid invoices.

Accounts receivables are recorded on a contractual basis. However, the amounts will be recognized as a liability until the performance obligation has been satisfied under ASC 606. As of May 31, 2020, the accounts receivable balance contains $25,000 (Contract Assets) that is also included in deferred revenue.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of amounts that will not be collected. The allowance for doubtful accounts is based on management's assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical collection information, and existing economic conditions. If there is a deterioration of a major customer's credit worthiness or actual defaults are higher than the historical experience, management's estimates of recoverability of amounts due the Company could be adversely affected. All accounts or portions thereof deemed to be uncollectible are written off to the allowance for doubtful accounts.

ACCOUNTING STANDARDS ADOPTED

LEASES

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)," which amends current lease guidance. This guidance requires, among other things, that lessees recognize the following for all leases (with the exception of short-term leases) at the commencement date: (1) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. In July 2018, the FASB issued ASU No. 2018-11, "Leases (Topic 842): Targeted Improvements," which simplifies the implementation by allowing entities the option to instead apply the provisions of the new guidance at the effective date, without adjusting the comparative periods presented. The Company adopted this guidance effective June 1, 2019. The adoption of the guidance had no impact on the financial statements as the Company has no leases recorded as of May 31, 2020.

REVENUE RECOGNITION

Significant Judgments
Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate the transaction price where multiple performance obligations are identified; and whether constraints on variable consideration should be applied due to uncertain future events.

Investment Banking
The Company provides advisory services on mergers and acquisitions (M&A). The Company has identified two separate performance obligations which are distinct within the context of the contract. These performance obligations are financial advisory services and transaction success fees. For financial advisory services, revenue is generally recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

REVENUE RECOGNITION (continued)

Investment Banking (continued)

For these arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the entity's performance completed to date. The Company recognizes this revenue to the extent they have a contractual right to invoice. Customers are billed as services are rendered, which is typically a monthly charge specified in the contract. The invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

For transaction success fees, revenue is generally recognized at the time of closing of the transaction. Within the context of transaction success fees, the Company may also collect a retainer or marketing fee at the beginning of the engagement with the customer. Revenue from the retainer is not recognized until the time of closing and is recorded as deferred revenue until that time. Marketing fees are recognized when the marketing materials have been prepared and delivered to the client. Marketing fees that have been collected, but the performance obligation has not occurred are recorded in deferred revenue. Marketing or retainer fees that were billed but not collected as of year-end are in accounts receivable. Deferred revenue which consists of retainers and marketing fees in the Company's Statement of Financial Condition totaled $456,500 at May 31, 2020.

Costs to Obtain or Fulfill a Contract

The Company expenses all costs to obtain or fulfill a contract with a customer as the Company does not expect to recover those costs. Certain out-of-pocket costs are reimbursable under the contract with a customer. The Company presents the reimbursable out-of-pocket costs and the related revenue on a gross basis in the accompanying statement of income. Revenue is recognized as cost is incurred and billed to the customer.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source for the year ended May 31, 2020.

Investment banking advisory fees	
Financial advisory fees	$ 728,358
Transaction success fees	$2,261,242
Total investment banking advisory fees:	$2,989,600

Marketing and retainer fees are credited against transaction success fees.

INCOME TAXES

Since the Company is a limited liability company, it is not subject to federal, state, and local income taxes and, accordingly, no provision for income taxes is required. The sole member includes net income or loss in its income tax returns. Those returns are no longer subject to U.S. federal or state income tax examinations by tax authorities for years beginning before June 1, 2017.

ADVERTISING COSTS

Advertising costs are expensed as incurred.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an agreement with its sole member in which the member pays substantially all of the expenses of the Company. These expenses are settled monthly between the member and the Company. The balance of the liability to the sole member was $265,695 at May 31, 2020.

For the year ended May 31, 2020, the charges for facilities and overhead processed through the liability account were $262,338. In addition, the Company receives accounting and administrative services from the member that were also processed through the liability account. Charges for these services totaled $214,449 for the year ended May 31, 2020.

The Company also pays referral fees to its member when a success fee from the sale of a customer's business is collected. The Company's general referral fee is 25% of the revenues earned net of engagement expenses on each client. Total referral fees paid to the member was $322,271 for the year ended May 31, 2020, and is included in professional fees.

NOTE 3 - EMPLOYEE BENEFIT PLAN

Employees of the Company may participate in the defined contribution profit sharing plan sponsored by BKD, LLP (the sole member) provided the employee meets minimum service requirements. The Company makes contributions to the plan equal to a predetermined percentage of the employees' salaries. During the year ended May 31, 2020, the Company recognized $100,868 of expense in connection with this plan which is included in employee compensation and benefits.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2020, the Company had net capital of $1,228,012 which is in excess of the $35,540 requirement under Rule 15c3-1, and a net capital ratio of .43 to 1. Accordingly, management believes the Company to be in compliance with these requirements at May 31, 2020.

NOTE 5 - CONCENTRATIONS

The Company maintains most of its cash at a commercial bank located in Springfield, Missouri. Balances on deposit are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. Deposits totaling $21,187 are fully insured at May 31, 2020. Cash and cash equivalents held by the bank totaling $2,241,252 were not insured as of May 31, 2020.

The Company receives a success fee for the majority of its sales. Of the Company's revenue for the year ended May 31, 2020, 75% was received from five customers. One hundred percent of the Company's accounts receivable is owed from seven customers at May 31, 2020.

NOTE 6 – COVID-19 UNCERTAINTY

In March 2020, the World Health Organization declared the coronavirus (COVID-19) a global pandemic. The spread of the virus has adversely affected global business activities and has resulted in significant uncertainty in the global economy. The impact of the coronavirus continues to evolve and has been marked by rapid changes and developments. The impact of the outbreak may be short term or may last for an extended period of time and may have a significant adverse impact on BKD Capital Advisors.

NOTE 7 – SUBSEQUENT EVENTS

Management evaluated subsequent events through July 29, 2020, the date the financial statements were available to be issued. Events or transactions occurring after May 31, 2020, but prior to July 29, 2020, that provide additional evidence about conditions that existed at May 31, 2020, have been recognized in the financial statements for the year ended May 31, 2020.

SUPPLEMENTARY INFORMATION

BKD CAPITAL ADVISORS, LLC
SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
May 31, 2020

TOTAL MEMBER'S EQUITY		$ 1,309,261
Nonallowable assets		
Accounts receivable	$ 36,380	
Prepaid Assets	44	
Total nonallowable assets		36,424
Other deductions		
Haircuts on securities		44,825
NET CAPITAL		$ 1,228,012
Aggregate Indebtedness		
Included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$ 533,102
Computation of Basic Net Capital Requirement		
Minimum net capital required (6-2/3% of aggregate indebtedness)		$ 35,540
Minimum dollar net capital requirement of reporting broker or dealer		$ 5,000
Net capital requirement		$ 35,540
Excess net capital		$ 1,192,472
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 1,174,702
Ratio of aggregate indebtedness to net capital		.43 to 1

There are no differences between the computation of net capital above and the company's corresponding calculation of net capital in the unaudited Part II Focus Report.

BKD CAPITAL ADVISORS, LLC
SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15C3-3 (EXEMPTION)
Year Ended May 31, 2020

The Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i), since there were no security transactions during the fiscal year 2020.

BKD CAPITAL ADVISORS, LLC
SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15C3-3 (EXEMPTION)
May 31, 2020

The Information for Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 is not included herein as the Company claims exemption pursuant to section (k)(2)(i) since there were no security transactions during the fiscal year.

P&N
Postlethwaite & Netterville

8550 United Plaza Blvd., Ste. 1001 – Baton Rouge, LA 70809
225-922-4600 Phone – 225-922-4611 Fax – pncpa.com

Postlethwaite & Netterville and Associates, L.L.C.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Governing Board of
BKD Capital Advisors, LLC
Springfield, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BKD Capital Advisors, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BKD Capital Advisors, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) (the "exemption provisions") and (2) BKD Capital Advisors, LLC stated that BKD Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BKD Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BKD Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Postlethwaite & Netterville

Baton Rouge, Louisiana
July 29, 2020

BKD Capital Advisors

1801 California Street, Suite 2900 | Denver, CO 80202-2606
303.861.4545 | Fax 303.832.5705 | bkdcapitaladvisors.com

July 29, 2020

SEC Headquarters
100 F Street, NE
Washington, DC 20549

SEC Chicago Regional Office
175 W. Jackson Boulevard, Suite 1450
Chicago, IL 60604

Financial Industry Regulatory Authority
FINRA
55 West Monroe Street, Suite 2600
Chicago, IL 60603

RE: EXEMPTION REPORT pursuant to SEC Rule 17a-5(d)(4}

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- BKD Capital Advisors, LLC is a broker/dealer registered with the SEC and FINRA.

- BKD Capital Advisors, LLC claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June l, 2019 through May 31, 2020.

- BKD Capital Advisors, LLC is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:

  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to designated as "Special Account for the Exclusive Benefit of Customers of BKD Capital Advisors, LLC.

- BKD Capital Advisors, LLC has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the period of June 1, 2019 through May 31, 2020, without exception.

The above statements are true and correct to the best of my and the Firm's knowledge.

Sincerely,

Anthony M. Giordano

Anthony M. Giordano
President